EXHIBIT 12-1

Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)

Atlas Energy Resources, LLC
(amounts in thousands except ratios)

Year Ended
December 31,
2008

Earnings:
Net income	$142,779
Fixed charges	61,721
Minority interest	64
Income from equity investee	(233)
Interest capitalized	(4,994)
Amortization of previously capitalized interest	423
Total	$199,760

Fixed Charges:
Interest cost and debt expense	$56,306
Interest allocable to rental expense(1)	421
Interest capitalized	4,994
Total	$61,721

Ratio of Earnings to Fixed Charges	3.24

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.